DELIVERY INVOICE	TheStPaul

Company: St Paul Fire and Marine Insurance Company

I N S U R E D	Direxion Funds 33 Whitehall St, 10th Floor New York NY 10004	Policy Inception/Effective Date: 09/30/09 Agency Number: 4505115 Transaction Type: Endorsement #001 Transaction number: 002 Processing date: 11/16/2009 Policy Number: EC03800787

A G E N T	Robin Jones USI Insurance Services 2755 Hartland Rd Falls Church, VA 22043

Policy			Surtax/
Number	Description	Amount	Surcharge

EC03800787	Investment Company Blanket Bond	N/A
Amend Named Funds per the attached ICB010

40724 Ed. 12-90 Printed in U.S.A.	INSURED COPY	Page 1

POLICY COVER SHEET
Job Name: XP3310D4 Print Date and Time: 11/16/09  21:01

File Number: O617O

Business Center/Original Business Unit:	FINANCIAL AND PROFESSIONAL SERVICES

Policy Number:	EC03800787

Name of insured:	Direxion Funds

Agency Number:	4505115

001Department or Expense Center:

Underwriter:	1644392	Underwriting Team:

Data Entry Person:	KATHY MORGAN
Date and Time: 11/16/09  11:17  003
Special Instructions
Policy Commencement Date: 09/24/09 THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

EC03800787	11/16/09	09/30/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
A. 1 Rafferty Asset Management, LLC
B. Direxion Funds 1 Monthly S&P 500 Bull 2x Fund 2 Monthly S&P 500 Bear 2x Fund 3 Monthly NASDAQ-100 Bull 2x Fund 4 Monthly NASDAQ-100 Bear 2x Fund 5 Monthly Small Cap Bull 2x Fund 6 Monthly Small Cap Bear 2x Fund 7 Monthly Dollar Bull 2x Fund 8 Monthly Dollar Bear 2x Fund 9 Monthly China Bull 2x Fund 10 Monthly Emerging Markets Bull 2x Fund 11 Monthly Emerging Markets Bear 2x Fund 12 Monthly Developed Markets Bull 2x Fund 13 Monthly Developed Market Bear 2x Fund
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
/s/Trenton Williams, Account Executive
Authorized Representative
By

INSURED ICB010 Ed. 7-04 [a] 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative Page 1 of

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

EC03800787	11/16/09	09/30/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
14 Monthly Latin America Bull 2x Fund 15 Monthly Commodity Bull 2x Fund 16 Commodity Trends Strategy Fund 17 Monthly 10 Year Note Bull 2x Fund 18 Monthly 10 Year Note Bear 2x Fund 19 Dynamic High Yield Bond Fund 20 High Yield Bear Fund 21 US Government Money Market 22 Evolution Market Leaders Fund 23 Evolution Alternative Investment Fund 24 Evolution Managed Bond Fund 25 Evolution All-Cap Equity Fund 26 Spectrum Equity Opportunity Fund 27 Spectrum Global Perspective Fund 28 Spectrum Select Alternative
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
/s/Trenton Williams, Account Executive
Authorized Representative
By

INSURED ICB010 Ed. 7-04 [a] 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative Page 1 of

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

EC03800787	11/16/09	09/30/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
29 PSI Core Strength Fund 30 PSI Macro Trends Fund 31 PSI Total Return Fund 32 HCM Freedom Fund 33 Direxion / Wilshire Dynamic Fund 34 Financial Trends Strategy Fund 35 Financial Trends Strategy Fund — Institutional Class 36 Commodity Trends Strategy Fund — institutional Class
C. Direxion Insurance Trust 1 Evolution VP Managed Bond Fund 2 Evolution VP All-Cap Equity 3 Dynamic VP HY Bond
D. Direxion Shares ETF Trust 1 Daily Large Cap Bull 3X Shares 2 Daily Large Cap Bear 3X Shares
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
/s/Trenton Williams, Account Executive
Authorized Representative
By

INSURED ICB010 Ed. 7-04 [a] 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative Page 1 of

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

EC03800787	11/16/09	09/30/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
3 Daily Small Cap Bull 3x Shares 4 Daily Small Cap Bear 3x Shares 5 Daily Energy Bull 3x Shares 6 Daily Energy Bear 3x Shares 7 Daily Financial Bull 3x Shares 8 Daily Financial Bear 3x Shares 9 Daily Developed Markets Bull 3x Shares
10 Daily Developed Markets Bear 3x Shares 11 Daily Emerging Markets Bull 3x Shares 12 Daily Emerging Markets Bear 3x Shares 13 Daily Technology 100 Bull 3x Shares 14 Daily Technology 100 Bear 3x Shares 15 Daily Mid Cap Bull 3x Shares
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
/s/Trenton Williams, Account Executive
Authorized Representative
By

INSURED ICB010 Ed. 7-04 [a] 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative Page 1 of

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

EC03800787	11/16/09	09/30/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
16 Daily Mid Cap Bear 3x Shares 17 Daily 10-Year Treasury Bull 3x Shares 18 Daily 10-Year Treasury Bear 3x Shares 19 Daily 30-Year Treasury Bull 3x Shares 20 Daily 30-Year Treasury Bear 3x Shares 21 Daily Real Estate Bull 3X Shares 22 Daily Real Estate Bear 3X Shares
E. Cayman Entities 1 RAM Price Fund 2 CTS Fund Cayman
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
/s/Trenton Williams, Account Executive
Authorized Representative
By

INSURED ICB010 Ed. 7-04 [a] 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative Page 1 of

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

EC03800787	11/16/09	09/30/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
Recently Closed Direxion Funds 1 Evolution Large Cap Fund 2 S&P 500 Bear 1x Fund 3 Total Market Bull 2.5x Fund 4 NASDAQ-100 Bull 1.25x Fund 5 Japan Bull 2x Fund 6 Mid Cap Bull 2.5x Fund 7 DOW 30 1.25x Fund 8 China Bear 2x Fund 9 India Bull 2x Fund 10 Latin America Bear 2x Fund 11 PSI Calendar Effects Funds
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
/s/Trenton Williams, Account Executive
Authorized Representative
By

INSURED ICB010 Ed. 7-04 [a] 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative Page 1 of